Filed by Microsoft Corporation pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Yahoo! Inc.
Commission File No.: 000-28018
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This material is not a substitute for the prospectus/proxy statement Microsoft Corporation would file with the SEC if an agreement between Microsoft Corporation and Yahoo! Inc. is reached or any other documents which Microsoft Corporation may file with the SEC and send to Yahoo! shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF YAHOO! INC. ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Microsoft Corporation through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052-6399.
     Microsoft Corporation and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Microsoft Corporation’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended June 30, 2007, which was filed with the SEC on August 8, 2007, and its proxy statement for its 2007 annual meeting of shareholders, which was filed with the SEC on September 29, 2007. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction .
     Statements in this release that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as Microsoft Corporation’s ability to achieve the synergies and value creation contemplated by the proposed transaction, Microsoft Corporation’s ability to promptly and effectively integrate the businesses of Yahoo! Inc. and Microsoft Corporation, the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals, and the diversion of management time on transaction-related issues. For further information regarding risks and uncertainties associated with Microsoft Corporation’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Microsoft Corporation’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Microsoft Corporation’s Investor Relations department at (800) 285-7772 or at Microsoft Corporation’s website at http://www.microsoft.com/msft.
All information in this communication is as of February 4, 2008. Microsoft Corporation undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.
*************

THE FOLLOWING IS THE TEXT OF THE INTERVIEW WITH STEVE BALLMER (CHIEF EXECUTIVE OFFICER, MICROSOFT CORPORATION) THAT APPEARED IN THE WALL STREET JOURNAL ON FEBRUARY 4, 2008.
WSJ: Is the Yahoo bid a bet that the economy is brighter than people think?
Mr. Ballmer: Most everything that goes on in our business has payout periods that are more than a year or two. That would be true of this acquisition. It’s true of any R&D investments we make. Even the number of sales and marketing investments frankly don’t pay out in a year.
Making investment decisions with a primary focus to the shorter term economic conditions is probably not a wise thing to do for the leadership of this company. It doesn’t mean that we’re oblivious; it doesn’t mean that we’re not affected; it doesn’t mean we might not tune [strategy] slightly, but big strategic calls can’t be guided by short-term economic reality.
Now, if we thought we were headed into something really terrible, maybe all bets are off, but I think at worst people think we have a few years of tough economic sledding in front of us as opposed to some more major issues.
WSJ: The Yahoo deal implies a certain faith in the continued growth of online advertising. If advertising growth dipped, how would your outlook for this deal change?
Mr. Ballmer: In the longer term — two, four, five, seven years — there’s no less reason to be optimistic about online advertising than ever before. Offline advertising will all be online sometime in the next 10 years. That means there’s going to be huge growth in online advertising, and we think the market deserves, at least on the advertising platform side, some good competition for the current leader [Google].
WSJ: Is Microsoft “betting the company” with its bid for Yahoo?
Mr. Ballmer: This is clearly a big move for us. It’s a big move for us. I would certainly not call it a bet-the-company move.
We have many technologies but we go to market with four big businesses: the desktop business, for which this may or may not be additive, but it’s not a bet-the-company move for what we’ve been doing in Windows and Office; our enterprise business, this is not a bet-the-company move. In our online efforts this is a chance for us to really take the progress we’ve been making in our online efforts to the next level. So, we’re excited about that. I trust this acquisition is going to close. We will then integrate it successfully. But we’re going to continue to make progress in that online business in any regard.
In our entertainment and devices business, I actually think this is quite helpful, because a lot of what’s going to happen, particularly on the entertainment side, is going to be very tied into online services.
WSJ: Two years out, how is this acquisition going to help Microsoft?

Mr. Ballmer: Can we deliver more value to consumers? Answer: Between the two of us, taking the same aggregate R&D staff, and having them be able to focus on priorities differently, we get an opportunity to invest in more new innovation. Instead of having two people doing exactly the same work on the search index, you can have one person do the work, and free up the second person to invest in some of the emerging social media, et cetera, aspects.
From an advertiser perspective, the opportunity to see good competition to the market leader, to see a thriving and successful pool of innovation will mean the ability to reach audience, the ability to have great tools and targeting capabilities against audience.
And last but certainly not least is other publishers. Right now there’s not much competition to Google when it comes to soliciting third-party publishers. We’ve dug down and done a good job of winning guys like Viacom and Facebook and others, but we and Yahoo together will have a lot of opportunity to make a difference there.
WSJ: Can you really take two companies that are perceived as the slow-moving players in the online market, combine them, and make it an “accelerant,” to your business, as you described it?
Mr. Ballmer: We have fantastic talent in this area. We don’t have the market-leading position, but we’ve got fantastic talent, and we have some fantastic assets. I know a number of the Yahoo people. I know leadership. They’ve got incredible talent. They do have great assets. They’ve done a phenomenal job on their portal, their mail offering is leading. So, I think there’s just a great base to build from.
WSJ: The challenge though is in managing that talent to be faster, get products out faster.
Mr. Ballmer: Look, both Yahoo and Microsoft have not been short on products coming out quickly. The reason why Google is a market leader is not because they have products. They’re the leader because they’re the leader in one product area, called search. Our job is to do a good job of integration. And of course we want to move quickly, but the No.1 thing we want to do is break through in search and advertising. The ability to do more with the talented engineers at Yahoo and Microsoft in search and advertising is compelling.
WSJ: For the record, have you heard back from Yahoo?
Mr. Ballmer: For the record, I wouldn’t answer that question. We have had the opportunity to put an offer in front of their board and their shareholders, which is great. They’ve said they’re considering the offer. When they have something important to say publicly, I’m sure they will, as will we. Other than that, there’s not really much to say.
WSJ: What are your options if there’s a rival bid?
Mr. Ballmer: We’ve got a very fair offer in front of the Yahoo shareholders, and I think the chance to work with our engineers and to work with us is just a great opportunity for everybody to create value for shareholders, for employees at both companies and for customers.
WSJ: What will be the focus of your comments to analysts today?
Mr. Ballmer: No. 1, I do want people to understand the strong year we’re having from a revenue perspective. I think because we have as broad a footprint as we do, it’s important for people to understand that we’re really getting strong performance in all four of our businesses: desktop, server/enterprise, online, as well as entertainment and devices, and that that success reflects past investment.
No. 2, I will emphasize the fact that that investment is broader than anybody else has made.
No. 3, I do want people to understand that we have a lot of things or a set of things that we need to invest in going forward, across all of these businesses. There’s so much more that we have coming in the enterprise, there’s so much more we’re investing in from an R&D, innovation, sales and marketing standpoint, across the board.